Exhibit A

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13G dated July 11, 2025 relating to the Voting Common Stock, par value $0.0001 per share, of Jasper Therapeutics, Inc. shall be filed on behalf of the undersigned.

KINGDON CAPITAL MANAGEMENT, L.L.C. By: /s/ Richard Weinstein
Name: Richard Weinstein
Title: Chief Operating Officer & General Counsel

MARK KINGDON By: /s/ Mark Kingdon